United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529, México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

We have prepared this report to provide our investors with disclosure and preliminary financial information regarding recent developments in our business and results of operations for the year ended December 31, 2014.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 30, 2014 (our “2013 Form 20-F”).

i

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report constitutes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2013 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

We provide telecommunications services in 25 countries. We are the largest provider of wireless communications services in Latin America based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line or Pay TV operations in Mexico, Brazil, Colombia and 16 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of December 31, 2014.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Austria	A1	Wireless, Fixed line
Belarus	Velcom	Wireless
Brazil	Claro	Wireless, Fixed line, Pay TV
Bulgaria	Mobitel	Wireless, Fixed line
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Fixed line, Pay TV
Croatia	Vipnet	Wireless, Fixed line
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Macedonia	Vip operator	Wireless
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Serbia	Vip mobile	Wireless
Slovenia	Si.mobil	Wireless
Uruguay	Claro	Wireless
United States	TracFone	Wireless

The following table sets forth, as of December 31, 2013 and 2014, the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries in which we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home Pay TV units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%. The table reflects the geographic segments that we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama; (d) Caribbean refers to the Dominican Republic and Puerto Rico and (e) Europe refers to Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia.

	As of December 31,
	2013	2014
	(in thousands)
Wireless subscribers:
Mexico	73,505	71,463
Brazil	68,704	71,107
Colombia	28,977	29,776
Southern Cone	28,166	27,754
Andean Region	23,886	24,270
Central America	17,222	13,973
United States	23,659	26,006
Caribbean	5,764	5,092
Europe	—	20,008

Total wireless subscribers	269,883	289,449

	As of December 31,
	2013	2014
	(in thousands)
RGUs:
Mexico	22,452	22,250
Brazil	32,683	36,096
Colombia	4,749	5,307
Southern Cone	1,714	1,827
Andean Region	1,343	1,576
Central America	4,261	4,606
Caribbean	2,244	2,347
Europe	—	4,402

Total RGUs	69,445	78,411

Our principal operations are described below. Unless otherwise indicated, we operate in all of our geographic segments under the Claro brand.

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the name Telcel, is the largest provider of wireless telecommunications services in Mexico based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Teléfonos de México, S.A.B. de C.V., which operates under the name Telmex, is the largest nationwide provider of fixed-line telecommunications services in Mexico based on the number of subscribers.

•	Brazil. Our subsidiary Claro S.A. (“Claro”) provides wireless, fixed-line and Pay TV services under the brand names Claro, Embratel and Net Serviços. Claro became one of the leading providers of telecommunications services in Brazil, following a reorganization of our subsidiaries on December 31, 2014, in which our subsidiaries Embratel Participações S.A., Empresa Brasileira de Telecomunicações and Net Serviços de Comunicação merged into Claro. We are one of the three largest providers of wireless telecommunications services in Brazil and the largest cable television operator in Brazil, in each case based on the number of subscribers. We offer quadruple-play services in Brazil, with a cable television network that passed 21.1 million homes as of December 31, 2014.

•	Colombia. We provide wireless services in Colombia, where we are the largest wireless service provider based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. As of December 31, 2014, our network passed 7.1 million homes.

•	Southern Cone. We provide wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, we offer nationwide Pay TV services.

•	Andean Region. We provide wireless services in Peru and Ecuador. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 1.2 million homes, and Ecuador, where our network passed 0.5 million homes, in each case as of December 31, 2014.

•	Central America. We provide fixed-line telecommunications, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama and Costa Rica.

•	United States. Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It operates under the brands TracFone, Straight Talk, SafeLink Wireless, Net10 Wireless and Simple Mobile.

•	Caribbean. We provide fixed-line telecommunications, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are, in each case, the largest telecommunications services provider based on the number of subscribers.

•	Europe. Our subsidiary Telekom Austria AG (“Telekom Austria”) is a leading provider of wireless and fixed-line telecommunications services in Central and Eastern Europe. It is listed on the Vienna Stock Exchange.

Other Investments

We have a substantial investment in Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications and IT services provider in the Netherlands and is listed on the Amsterdam Stock Exchange (Euronext Amsterdam). In our consolidated financial statements, we account for KPN using the equity method.

OPERATING AND FINANCIAL REVIEW AS OF DECEMBER 31, 2014, AND FOR THE YEARS ENDED

DECEMBER 31, 2013 AND 2014

The following is a summary and discussion of our unaudited preliminary consolidated financial information as of December 31, 2014, and unaudited preliminary consolidated results of operations for the year ended December 31, 2014. For comparative purposes, the tables include financial information as of and for the year ended December 31, 2013. The following tables and discussion should be read in conjunction with our audited annual consolidated financial statements as of and for the year ended December 31, 2013, which are included in our 2013 Form 20-F.

Our consolidated financial statements as of and for the year ended December 31, 2014, are not yet available, and the independent audit of those financial statements has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2014, presented below is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements for publication, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this report on Form 6-K, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2014, or on our internal control over financial reporting as of December 31, 2014. Our audited consolidated financial statements for such period may differ materially from this preliminary information and will also include notes providing extensive additional disclosures.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.14.7348 to U.S.$1.00, which was the rate reported by Banco de México as of December 31, 2014, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación, or the “Official Gazette”). You should not construe these translations or any other currency translations included herein as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

	For the year ended December 31,
	2013				2014
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited preliminary)

Income Statement Data
Operating revenues:
Mobile voice services	Ps.	265,039,903	Ps.	255,606,335	U.S.$	17,367
Fixed voice services		111,785,611		114,687,475		7,792
Mobile data services		159,589,580		194,882,905		13,241
Fixed data services		85,039,329		97,533,378		6,627
Pay TV		60,829,310		68,378,623		4,646
Equipment, accessories and computer sales		84,544,261		95,632,868		6,498
Other services		19,273,027		21,540,237		1,464

Total operating revenues		786,101,021		848,261,821		57,635

Operating costs and expenses:
Cost of sales and services		358,291,177		386,102,139		26,233
Commercial, administrative and general expenses		167,184,570		185,683,205		12,616
Other expenses		4,832,685		8,100,893		550
Depreciation and amortization		101,534,833		119,174,587		8,097

Total operating costs and expenses		631,843,265		699,060,824		47,496

Operating income		154,257,756		149,200,997		10,139
Interest income		6,245,323		12,482,949		848
Interest expense		(30,349,694)		(39,599,241)		(2,691)
Foreign currency exchange loss, net		(19,610,465)		(28,615,459)		(1,944)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(5,211,983)		(4,372,003)		(297)
Equity interest in net (losses) income of associated companies		36,282		(2,647,180)		(180)

Profit before income tax		105,367,219		86,450,063		5,875
Income tax		30,392,731		38,952,340		2,647

Net profit for the period	Ps.	74,974,488	Ps.	47,497,723	U.S.$	3,228

Net profit for the period attributable to:
Equity holders of the parent		74,624,979		45,922,214		3,120
Non-controlling interests		349,509		1,575,509		108

	Ps.	74,974,488	Ps.	47,497,723	U.S.$	3,228

	At December 31,
	2013		2014
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited preliminary)

Balance Sheet Data
Total current assets	Ps.	236,698,068	Ps.	281,080,377	U.S.$	19,097
Total non-current assets		788,894,365		979,639,461		66,562

Total assets		1,025,592,433		1,260,719,838		85,659

Total current liabilities		273,954,953		359,901,441		24,453
Long-term debt		464,478,366		539,066,569		36,626
Deferred taxes		1,628,409		22,886,281		1,555
Deferred revenues		1,105,294		1,330,757		90
Asset retirement obligation		7,516,460		13,496,202		917
Employee benefits		66,607,874		84,298,264		5,728

Total liabilities		815,291,356		1,020,979,514		69,369
Equity:
Capital stock		96,392,339		96,382,631		6,549
Retained earnings:
Prior period		122,693,933		146,188,038		9,934
Profit for the period		74,624,979		45,922,214		3,120

Total retained earnings		197,318,912		192,110,252		13,054

Other comprehensive income (loss) items		(91,310,640)		(99,228,732)		(6,742)

Equity attributable to equity holders of the parent		202,400,611		189,264,151		12,861

Non-controlling interests		7,900,466		50,476,173		3,429

Total equity		210,301,077		239,740,324		16,290

Total liabilities and equity	Ps.	1,025,592,433	Ps.	1,260,719,838	U.S.$	85,659

Consolidated Results of Operations for the Years Ended December 31, 2013 and 2014

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues and operating costs and expenses, we include a discussion of the change in the different components of our revenues and costs and expenses between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

As of December 31, 2014, we owned, directly and indirectly, 59.70% of the total equity of Telekom Austria. We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method. The consolidation of Telekom Austria affects the comparability of our results for 2014 to our results for 2013.

Operating Revenues

Total operating revenues for 2014 increased by 7.9%, or Ps.62.2 billion, over 2013. At constant exchange rates, total operating revenues for 2014 increased by 10.9% over 2013, or 6.1% excluding the effects of consolidating Telekom Austria. This increase was principally attributable to increases in revenues from our mobile data, fixed data and Pay TV operations, partially offset by a decrease in revenues from our mobile and fixed voice operations.

Mobile Voice—Mobile voice revenues for 2014 decreased by 3.6%, or Ps.9.4 billion, over 2013. At constant exchange rates, mobile voice revenues for 2014 decreased by 0.7% over 2013, or 3.5% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reductions in the effective price per minute for calls, the elimination in Mexico of interconnection rates and national roaming charges and the reduction of interconnection rates in other jurisdictions where we operate, principally Colombia.

Fixed Voice—Fixed voice revenues for 2014 increased by 2.6%, or Ps.2.9 billion, from 2013. At constant exchange rates, fixed voice revenues for 2014 increased by 4.2% from 2013, or decreased by 2.6% excluding the effects of consolidating Telekom Austria. This decrease was principally attributable to reduced traffic, principally long-distance, in part explained by increased penetration of wireless technology, and new regulatory measures affecting companies operating in the telecommunications sector, such as in Colombia and Mexico.

Mobile Data—Mobile data revenues for 2014 increased by 22.1%, or Ps.35.3 billion, over 2013. At constant exchange rates, mobile data revenues for 2014 increased by 25.2% over 2013, or 17.5% excluding the effects of consolidating Telekom Austria. This increase was principally attributable to increased use of services such as media and content downloading, web browsing, content streaming and machine-to-machine services, driven in part by increased use of social networking websites and content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for 2014 increased by 14.7%, or Ps.12.5 billion, over 2013. At constant exchange rates, fixed data revenues for 2014 increased by 17.9% over 2013, or 12.6% excluding the effects of consolidating Telekom Austria. The principal factors in the increase were residential broadband services growth, fueled by higher quality services with greater coverage, and the growth of corporate data services such as cloud, dedicated lines, leasing and data center services.

Pay TV—Pay TV revenues for 2014 increased 12.4%, or Ps.7.5 billion, over 2013. At constant exchange rates, pay TV revenues for 2014 increased by 17.4% over 2013, or 16.9% excluding the effects of consolidating Telekom Austria. This increase reflects subscriber growth and increased revenues driven by new plans and channel packages that integrate multiple services, particularly in Brazil, Colombia, Peru, the Dominican Republic and Ecuador.

Equipment, Accessories and Computer Sales—Revenues from equipment, accessories and computer sales for 2014 increased by 13.1%, or Ps.11.1 billion, over 2013. At constant exchange rates, revenues from equipment, accessories and computer sales for 2014 increased by 18.1% over 2013, or 13.9% excluding the effects of consolidating Telekom Austria. This increase reflects new commercial plans and promotions among prepaid and postpaid subscribers, which contributed to an increase in handset, tablet and electronics sales.

Other Services—Revenues from other services for 2014 increased by 11.8%, or Ps.2.3 billion, over 2013. At constant exchange rates, revenues from other services for 2014 increased by 25.4% over 2013, or decreased by 7.6% excluding the effects of consolidating Telekom Austria. This decrease reflects a fall in revenues from other services such as wireless security services, yellow pages and call-center services.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for 2014 increased by 7.8%, or Ps.27.8 billion, over 2013, representing 45.5% of operating revenues compared to 45.6% of operating revenues for 2013. At constant exchange rates, cost of sales and services for 2014 increased by 10.4% over 2013, or 6.4% excluding the effects of consolidating Telekom Austria.

Cost of sales was Ps.129.6 billion for 2014 and Ps.122.0 billion for 2013. Excluding the effects of consolidating Telekom Austria, cost of sales was Ps.125.1 billion for 2014 and Ps.122.0 billion for 2013. This 5.3% increase primarily reflects the purchase of increasing quantities of smartphones for sale to customers in all countries in which we operate, and an increase in subsidies we provide in order to acquire and retain subscribers and to incentivize prepaid subscribers to switch to postpaid plans.

Cost of services was Ps.256.5 billion for 2014 and Ps.236.3 billion for 2013, an increase of 8.5%. Excluding the effects of consolidating Telekom Austria, cost of services was Ps.246.9 billion for 2014 and Ps.236.3 billion for 2013. This 7.0% increase primarily reflects an increase in costs related to the growth of our Pay TV business, increased costs to support the growth of our mobile data business, higher royalty payments, an increase in real estate, leasing, electricity, network maintenance and labor costs and an increase in annual concession fees.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for 2014 increased by 11.1%, or Ps.18.5 billion, over 2013. As a percentage of operating revenues, commercial, administrative and general expenses for 2013 and 2014 were 21.3% and 21.9%, respectively. At constant exchange rates, commercial, administrative and general expenses for 2014 increased by 14.9% over 2013, or 7.1% excluding the effects of consolidating Telekom Austria. This primarily reflects increased expenses related to higher customer-service costs, including increases in the number of customer service centers and employees, in order to provide better customer care and quality of service.

Other expenses—Other expenses for 2014 increased by 67.6%, or Ps.3.3 billion, over 2013 principally as a result of the consolidation of Telekom Austria.

Depreciation and amortization—Depreciation and amortization for 2014 increased by 17.4%, or Ps.17.6 billion, over 2013 principally as a result of the consolidation of Telekom Austria and capital expenditures made in recent years. As a percentage of operating revenues, depreciation and amortization for 2014 increased slightly to 14.0% compared to 12.9% for 2013. Excluding the effects of consolidating Telekom Austria, depreciation and amortization for 2014 increased by 12.0% at constant exchange rates.

Operating Income

Operating income for 2014 decreased by 3.3%, or Ps.5.1 billion, from 2013. Operating margin (operating income as a percentage of operating revenues) for 2014 was 17.6% compared to 19.6% for 2013. Excluding the effects of consolidating Telekom Austria, operating income for 2014 decreased by 1.2%, due principally to higher costs for subscriber acquisition, network maintenance and customer service, as well as the growth of lower-margin businesses such as Pay TV and TracFone.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for 2014 increased by Ps.3.0 billion, or 12.5%, over 2013, or 7.1% excluding the effects of consolidating Telekom Austria, attributable to a small increase in our net debt and appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Foreign Currency Exchange Loss, Net—We recorded a net exchange loss of Ps.28.6 billion for 2014, compared to a net exchange loss of Ps.19.6 billion for 2013. Excluding the effects of consolidating Telekom Austria, net exchange losses increased by 45.6% from 2013, primarily attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a loss of Ps.4.4 billion for 2014, compared to a loss of Ps.5.2 billion for 2013. This item reflects the loss recorded on our sale of KPN shares, which was partially offset by value gains on the derivative instruments we use to hedge against exchange rate risk in our indebtedness.

Income Tax—Our income tax expenses for 2014 increased by 28.2% over 2013. In Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities. Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 45.1% for 2014, compared to 28.8% for 2013. Our effective tax rate differed from the Mexican statutory rate of 30% principally because of the higher level of taxable inflationary effects and non-deductible expenses, including the impairment in the value of associated companies and the loss associated with our sale of shares in KPN.

Net Profit

We recorded net profit of Ps.47.5 billion for 2014, a decrease of 36.6%, or Ps.27.5 billion, from net profit of Ps.75.0 billion in 2013. Excluding the effects of consolidating Telekom Austria, net profit in 2014 decreased by 40.5% compared to 2013. This decrease in net profit was primarily attributable to our foreign exchange losses and a higher tax burden.

Segment Results of Operations for the Years Ended December 31, 2013 and 2014

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period) for the years ended December 31,
	2013	2014	% Change
Brazilian real	5.9334	5.6574	(4.7)
Colombian peso	0.0068	0.0067	(2.5)
Argentine peso	2.3410	1.6406	(29.9)
U.S. dollar	12.7660	13.2969	4.2
Euro	16.966	17.651	4.0

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the Year ended December 31, 2013
	Operating revenues		Operating income (loss)
	(in millions of Mexican Pesos) (audited)
Mexico Wireless	Ps.	193,178	Ps.	78,761
Mexico Fixed		105,869		20,038
Brazil		199,887		11,101
Colombia		74,210		21,351
Southern Cone		61,521		6,174
Andean Region		45,113		11,910
Central America		24,219		(1,129)
United States		77,167		939
Caribbean		25,509		4,478
Eliminations		(20,572)		635

Total	Ps.	786,101	Ps.	154,258

	For the Year ended December 31, 2014
	Operating revenues		Operating income (loss)
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	195,710	Ps.	70,290
Mexico Fixed		107,518		22,284
Brazil		204,647		12,669
Colombia		75,992		17,669
Southern Cone		56,532		6,593
Andean Region		47,802		12,132
Central America		27,023		(212)
United States		91,097		1,520
Caribbean		25,842		4,923
Europe		37,392		1,048
Eliminations		(21,293)		285

Total	Ps.	848,262	Ps.	149,201

In the following discussion of our segment results of operations, we use certain operating measures that are defined below:

ARPU—Average revenues per user. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The result is then presented in Mexican pesos, and comparability from one period to the next is therefore affected by changes in exchange rates. The figure includes both prepaid and postpaid customers.

MOUs—Average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless, fixed or Pay TV). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service or following a specified period of time after they become delinquent, and prepaid customers are considered disconnected following a specified period after they cease using our services so long as they have not activated a calling card or received traffic.

The following discussion addresses the financial performance of each of our operating segments by comparing results for the years ended 2014 and 2013. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues). Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) for our non-Mexican segments, the effects of exchange rate changes, and (c) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

Mexico Wireless segment operating revenues for 2014 increased by 1.3% over 2013. Adjusted segment operating revenues increased by 0.7%. Mobile voice revenues for 2014 decreased by 9.6% from 2013, principally due to the elimination of roaming charges within Mexico and a reduction in long distance charges. Mobile data revenues increased by 14.2% over 2013, offsetting the decreases in mobile voice revenues. This was principally due to increased customer usage of value-added services, including messaging, content downloading, mobile applications and e-commerce, and an increase in revenues from service plans offering higher data capacity.

MOUs for 2014 decreased by 2.6% over 2013. ARPU for 2014 decreased by 1.1% from 2013, principally as a result of the reduction of interconnection rates and roaming and long distance charges. The wireless churn rate for our Mexican Wireless operations for 2014 increased to 4.3% from 3.8% for 2013.

Mexico Wireless segment operating income for 2014 decreased by 10.8% from 2013. Adjusted segment operating income increased by 0.6%. Segment operating margin was 35.9% for 2014 and 40.8% for 2013. The decrease in segment operating margin for 2014 was principally due to costs related to network maintenance and expansion, increased capacity to absorb higher bandwidth usage and customer service.

Mexico Fixed

Mexico Fixed segment operating revenues for 2014 increased by 1.6% over 2013. Adjusted segment operating revenues increased by 1.3%. Fixed voice revenues for 2014 decreased by 4.5% from 2013, reflecting reductions in national and international long-distance rates and usage, fewer fixed lines and lower interconnection revenues. Fixed data revenues increased by 9.5% over 2013, reflecting an increase in revenues from broadband and corporate network services, principally due to an increase in the subscriber base.

Mexico Fixed segment operating income for 2014 increased by 11.2% from 2013. Adjusted segment operating income increased by 1.4%. Segment operating margin was 20.7% for 2014 and 18.9% for 2013. The increase in segment operating margin for 2014 was principally due to greater cost efficiencies and lower personnel costs, despite increases in costs associated with customer service improvements and network maintenance.

Brazil

Brazil segment operating revenues for 2014 increased by 2.4% from 2013. Adjusted segment operating revenues increased by 7.2% due to increases in mobile and fixed data revenues. Mobile data revenues for 2014 increased by 25.2% and fixed data revenues for 2014 increased by 14.4%, in each case compared to 2013. The increase in mobile data revenues and fixed data revenues primarily reflects an increase in the subscriber base and increased data usage for media and content downloading, as well as greater use of value-added services, such as SMS messaging and web browsing.

Pay TV revenues for 2014 increased by 16.6% over 2013, as a result of a growing subscriber base and an increase in the purchase of additional services such as video-on-demand.

Wireless and fixed voice revenues for 2014 decreased by 10.9% and increased by 0.2%, respectively. The principal factors in the decrease in revenues were the reduction of interconnection rates and reduced long distance and fixed-to-mobile charges. The slight increase in fixed voice revenues is primarily attributable to increased subscribers for fixed-line services offered by the NET Fone brand, partially offset by reduced revenues from local services and increased costs associated with promotions and bundled packages of services offered by NET Fone.

MOUs for 2014 decreased by 5.5% over 2013. ARPU for 2014 decreased by 6.2% from 2013.

Brazil segment operating income for 2014 increased by 14.1% from 2013. Adjusted segment operating income increased by 23.8%. Segment operating margin was 6.2% for 2014 and 5.6% for 2013. Adjusted segment operating margin was 4.9% for 2014 and 4.2% for 2013. Segment operating income for 2014 was positively affected by increased revenues and operational efficiencies resulting from the merger of three subsidiaries into Claro, partially offset by increased costs associated with network maintenance, leases, electricity and human resources.

Colombia

Colombia segment operating revenues for 2014 increased by 2.4% over 2013. Adjusted segment operating revenues increased by 5.2%. Fixed and mobile data revenues for 2014 increased by 13.3% and 5.8%, respectively, over 2013, primarily due to increased purchase of bundled packages of services, higher demand for data plans and an increase in subscribers for internet services.

Fixed voice revenues increased by 4.2%, while mobile voice revenues decreased by 4.9% for 2014, in each case from 2013. Pay TV revenues for 2014 increased by 13.4% over 2013, reflecting an increase in the use of services such as video-on-demand and an increase in subscribers.

MOUs for 2014 decreased by 0.6% from 2013. ARPU for 2014 decreased by 7.4% over 2013.

Colombia segment operating income for 2014 decreased by 17.2% from 2013. Adjusted segment operating income decreased by 12.6%. Segment operating margin was 23.3% for 2014 and 28.8% for 2013. Adjusted segment operating margin was 26.3% for 2014 and 31.7% for 2013. Segment operating margin in 2014 was affected by higher electricity, lease, maintenance and customer service costs and an obligation imposed by the Colombian government to provide free tablets and handsets to certain people in low-income brackets as a condition for our acquisition of 4G spectrum.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Southern Cone segment operating revenues for 2014 decreased by 8.1% from 2013. Adjusted segment operating revenues decreased by 7.9%. The decrease in operating revenues was driven primarily by lower interconnection tariffs due to regulatory measures in Chile, partially offset by increased revenues in Chile and Argentina from higher data usage, such as data purchased in bundled service packages.

MOUs for 2014 decreased by 8.9% from 2013. ARPU for 2014 decreased by 14.8% in Argentina, Paraguay and Uruguay and decreased by 14.9% in Chile, in each case compared to 2013. ARPU was negatively affected by a decrease in revenues from voice services, primarily in Chile and Argentina.

Southern Cone segment operating income for 2014 increased by 6.8% from 2013. Adjusted segment operating income increased by 7.3%. Segment operating margin was 11.7% for 2014 and 10.0% for 2013. Adjusted segment operating margin was 13.2% for 2014 and 11.3% for 2013. Results of operations in all countries in the segment in 2014 reflected cost efficiencies related to maintenance, leases, spare parts and customer services, which grew at a lower rate than operating income, as well as a decrease in spectrum costs in Chile.

Andean Region—Ecuador and Peru

Andean Region segment operating revenues for 2014 increased by 6.0% over 2013. Adjusted segment operating revenues increased by 6.0%. This increase in operating revenues reflected, in both Ecuador and Peru, higher mobile data and postpaid plan usage, increased charges for airtime and data in connection with prepaid plans, as well as higher revenues from fixed data and corporate network services, slightly offset by a decrease in revenues from our mobile and fixed voice operations.

MOUs for 2014 increased by 4.6% from 2013 and ARPU for 2014 increased by 4.0% in Ecuador and by 3.8% in Peru, in each case compared to 2013. ARPU in both countries was positively affected by greater usage of data services.

Andean Region segment operating income for 2014 increased by 1.9% over 2013. Adjusted segment operating income increased by 2.4%. Segment operating margin was 25.4% for 2014 and 26.4% for 2013. Adjusted segment operating margin was 28.7% for 2014 and 29.7% for 2013.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Central America segment operating revenues for 2014 increased by 11.6% over 2013. Adjusted segment operating revenues increased by 7.1% over 2013. This increase was driven primarily by increased revenues from mobile voice and fixed and mobile data services in each country and, in Nicaragua, in Pay TV, partially offsetting declining fixed voice usage and prices per minute for calls in El Salvador and Guatemala.

MOUs for 2014 increased by 11.7% over 2013. ARPU for 2014 increased by 15.6% from 2013.

Central America segment operating loss for 2014 decreased by 81.2% from 2013. Operating margin for 2014 was (0.8)% compared to (4.7)% for 2013. Adjusted segment operating margin was (0.6)% for 2014 and (4.5)% for 2013. This increase in adjusted segment operating margin reflected the increase in operating income, offsetting the growth in costs related to maintenance, customer service and new acquisitions associated with increasing our network capacity, quality and coverage in each country.

United States

United States segment operating revenues for 2014 increased by 18.1% over 2013. Adjusted segment operating revenues increased by 13.4%. This increase reflected higher mobile voice and data usage and revenues driven by the success of new and existing plans, principally those offered by TracFone and Net10 Wireless and often including unlimited data plans.

MOUs for 2014 increased by 2.3% over 2013. ARPU for 2014 increased by 7.7% over 2013.

United States segment operating income for 2014 increased to Ps.1.5 billion from an operating loss of Ps.1.0 billion during 2013. Segment operating margin was 1.7% for 2014 and 1.2% for 2013. Adjusted segment operating margin was 8.9% for 2014 and 8.4% for 2013. The increase in operating income primarily reflected greater cost efficiencies, despite an increase in mobile airtime and data fees and costs associated with customer service.

Caribbean—Dominican Republic and Puerto Rico

Caribbean segment operating revenues for 2014 increased by 1.3% from 2013. Adjusted segment operating revenues decreased by 2.8%. This decrease in adjusted segment operating revenues was driven primarily by lower fixed and mobile voice and Pay TV revenues, partially offset by an increase in fixed and mobile data usage and revenues.

MOUs for 2014 decreased by 3.6% from 2013. On a U.S. dollar basis, ARPU for 2014 increased by 4.9% compared to 2013.

Caribbean segment operating income for 2014 increased by 9.9% over 2013. Segment operating margin was 19.1% in 2014 and 17.6% for 2013. Adjusted segment operating margin was 19.0% for 2014 and 17.2% for 2013. The increase in segment operating income and operating margin for 2014 reflected a reduction in costs associated with accrued liabilities, principally our pension obligations in Puerto Rico, offsetting increased costs associated with human resources, network maintenance and subscriber acquisition.

Europe

We began consolidating Telekom Austria in July, 2014.

Liquidity and Capital Resources

As of December 31, 2014, we had net debt (total debt minus cash and cash equivalents of Ps.529.9 billion, compared to Ps.442.2 billion at December 31, 2013. As of December 31, 2014, cash and cash equivalents amounted to Ps. 66.5 billion, compared to Ps.48.2 billion as of December 31, 2013.

Our total indebtedness as of December 31, 2014 was Ps.596.4 billion, of which Ps.57.3 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.235.9 billion, or 39.5% of our total indebtedness as of December 31, 2014 was denominated in U.S. dollars. Approximately Ps.28.3 billion or 4.7% of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.568.1 billion, or 95.3% bore interest at fixed rates.

The maturities of our long-term debt as of December 31, 2014 were as follows:

Years	Amount
	(in millions of Mexican pesos)
2016	Ps.	71,309
2017		42,831
2018		25,547
2019		45,275
2020 and thereafter		354,105

Total	Ps.	539,067

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of December 31, 2014, the net fair value of our derivatives and other financial items was a net asset of Ps.14.0 billion.

During 2014, we used approximately Ps.146.7 billion to fund capital expenditures, including for new 4G and LTE technology, network deployment and network capacity, and Ps.17.1 billion to pay dividends. We have also continued to repurchase shares of our capital stock under our share repurchase program: during 2014, we repurchased approximately 2,320.9 million Series L shares and 4.1 million Series A shares for an aggregate purchase price of Ps.35.0 billion.

RECENT DEVELOPMENTS

For more information on recent developments since the filing of our 2013 Form 20-F, see “Recent Developments” in our report on Form 6-K filed with the SEC on May 28, 2014. The information presented below concerns recent developments since the filing of such report through the date of this report on Form 6-K.

Telekom Austria

In July 2014, we purchased 103.9 million shares of Telekom Austria in a public tender offer at €7.15 per share. Holders of shares of Telekom Austria who did not participate in the public tender offer were permitted to tender their shares during a subsequent sell-out period that expired on October 16, 2014. During such sell-out period, we were required to purchase 38.4 million shares of Telekom Austria at €7.15 per share.

On November 27, 2014, Telekom Austria completed a capital increase of approximately €1 billion, in which we contributed approximately €604 million to subscribe for 132.2 million new shares. We now hold, directly and indirectly, 396.7 million shares, representing approximately 59.70% of the share capital of Telekom Austria.

AT&T Divestment

On June 30, 2014, AT&T International, Inc. (“AT&T”) sold all of its interest in our capital stock in order to facilitate its acquisition of DIRECTV. Inmobiliaria Carso, S.A. de C.V. and its subsidiary Control Empresarial de Capitales, S.A. de C.V., both of which are our shareholders, acquired from AT&T 5,739,341,928 of our AA shares, representing 8.27% of our capital stock and 23.81% of our voting stock, and 72,822,656 of our L shares. Upon consummation of this transaction, AT&T ceased to be our shareholder.

Mexican Telecommunications Regulation

In July 2014, the Mexican Congress passed secondary legislation implementing the package of constitutional amendments that became effective in June 2013 and establishing the new Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión). The implementing legislation conformed closely to the bill the Mexican President submitted to Congress on March 24, 2014, which is described in our 2013 Form 20-F and, among other things, it eliminated interconnection rates and domestic long-distance call charges for fixed-line and mobile services in Mexico. The Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), the new agency established by the 2013 constitutional amendments, has continued to implement the extensive reforms provided for in the Federal Law on Telecommunications and Broadcasting.

Spin-off

We are planning to spin off a new company that will own Telcel’s towers and certain related infrastructure in Mexico. The transaction was approved by our Board of Directors in July 2014, and its implementation is subject to certain corporate, regulatory and governmental approvals.

Fine Imposed on Telmex by the Instituto Federal de Telecomunicaciones

In January 2015, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) imposed a fine of Ps.14.4 million on Telmex for failing to file a notification of merger (concentración) with the IFT, in November 2008, with respect to arrangements between Telmex and Dish México Holdings, S. de R.L. de C.V. and its related companies. Telmex has challenged the IFT’s resolution imposing such fine, since we believe such arrangements do not constitute a merger (concentracón) as defined by the IFT.

TracFone Settlement with the U.S. Federal Trade Commission

In January 2015, our subsidiary TracFone agreed to pay U.S.$40 million to settle with the U.S. Federal Trade Commission (“FTC”) and plaintiffs to four civil class actions, in each case with respect to certain advertising practices for TracFone’s unlimited data plans. The funds will be used to provide refunds to consumers through a claims process that will be jointly administered by the FTC and the civil class plaintiffs’ counsel.

Acquisition of Spectrum in Four Countries

Between the months of October 2014 and February 2015, we paid a total of U.S.$1.755 billion to purchase additional spectrum to expand our 4G LTE and 3G networks in four countries: Brazil (20 MHz of spectrum in the 700 MHz band); Argentina (20 MHz of spectrum in the 1,700 MHz band and 30 MHz of spectrum in the 700 MHz band); Ecuador (20 MHz of spectrum in the 1,900 MHz band and 40 MHz of spectrum in the 700 MHz band); and Puerto Rico (10 MHz of spectrum in the 1,700 MHz band).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the years ended December 31, 2014 and 2013. (1) The ratio for the year ended December 31, 2014, is based on unaudited preliminary results and, accordingly, is subject to change.

Year ended December 31, 2013	Year ended December 31, 2014
3.9	3.0

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income (losses) of affiliates, during the periods.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Board of Governors of the Federal Reserve System expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
2013	13.4330	11.9760	12.8574	13.0980
2014
August	13.2810	13.0495	13.1436	13.0690
September	13.4823	13.0680	13.2370	13.4270
October	13.5727	13.3940	13.4795	13.4825
November	13.9210	13.5360	13.6148	13.9210
December	14.7940	13.9355	14.5205	14.7500
2015
January	15.0050	14.5640	14.6972	15.0050
February (through February 20)	15.1025	14.7480	14.8975	15.0625

(1)	Average of month-end rates.

The noon buying rate published by the Board of Governors of the Federal Reserve System on February 20, 2015 (the latest practicable date prior to the date hereof), was Ps.15.0625 to U.S.$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer